FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Zakira Amra
Tel          +27 11 562-9775
Mobil       +27 (0) 79 694-0267
email       Zakira.Amra@goldfields.co.za
Nikki Catrakilis-Wagner
Tel          +27 11 562-9706
Mobile     +27 (0) 83 309-6720
email       Nikki.Catrakilis-Wagner@
                goldfields.co.za
Willie Jacobsz
Tel          +508 839-1188
Mobile     +857 241-7127
email        Willie.Jacobsz@
                gfexpl.com
Media Enquiries

Sven Lunsche
Tel          +27 11 562-9763
Mobile     +27 (0) 83 260-9279
email        Sven.Lunsche@
                goldfields.co.za

MEDIA RELEASE
Moody's changes Gold Fields Baa3 credit rating
outlook to positive
Johannesburg, 8 September 2011: Moody’s Investor Services
("Moody's") today announced a change to Gold Fields Limited ("Gold
Fields") (JSE, NYSE, NASDAQ Dubai: GFI) Baa3 rating outlook to positive from stable.

Moody’s said: “The change in outlook was mainly prompted by Gold
Fields’ continued progress in terms of further diversifying its production and EBITDA geographically and becoming less
dependent on South Africa combined with our increased expectation that the company would also be able to maintain its conservative leverage of Net Debt to EBITDA below 1 time and positive free cash flow generation, even in a much lower gold price environment.”

Since March 2009, Standard & Poor’s Ratings Services ("S&P") has
maintained an investment grade rating on Gold Fields of BBB- with a stable outlook.

Paul Schmidt, Chief Financial Officer of Gold Fields said: "We are pleased with the change in the rating outlook to positive by Moody’s.
The change acknowledges Gold Fields increasing international diversification, solid operating margins, low financial gearing and conservative financial policy as well as our robust cash flow generation. We remain committed to maintaining our investment grade rating."
ends

Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.6 million gold equivalent ounces from eight operating mines in
Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 76.7 million ounces and Mineral Resources of 225.4 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock
Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss
Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 8 September 2011
GOLD FIELDS LIMITED
By:
Name:    Mr W J Jacobsz
Title:      Senior Vice President: Investor
             Relations and Corporate Affairs